SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         AMENDMENT NO. 1 TO SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                         T/SF COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                Shares of Common Stock, par value $0.10 per share
                         (Title of Class of Securities)

                                    872857107
                                 (CUSIP NUMBER)

                                FIR TREE PARTNERS
                           1211 Avenue of the Americas
                                   29th Floor
                            New York, New York 10036
                            Tel. No.: (212) 827-6757
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -
                             Eliot D. Raffkind, Esq.
                     Akin, Gump, Strauss, Hauer & Feld, LLP
                         1700 Pacific Avenue, Suite 4100
                            Dallas, Texas 75201-4618
                                 (214) 969-2800

                                  March 6, 1996
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


CUSIP No. 872857107                 13D                   Page ___ of   ___Pages
- --------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Fir Tree, Inc. d/b/a Fir Tree Partners
- --------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                        (b) [ ]
- --------------------------------------------------------------------------------
      3        SEC USE ONLY
- --------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
               AF, WC
- --------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                         [ ]
- --------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
               USA
- --------------------------------------------------------------------------------
                                        7     SOLE VOTING POWER
              NUMBER OF                       338,456
               SHARES                   ----------------------------------------
            BENEFICIALLY
                                        8     SHARED VOTING POWER
              OWNED BY                        0
                EACH                    ----------------------------------------
              REPORTING                 9     SOLE DISPOSITIVE POWER
                                              338,456
             PERSON WITH                ----------------------------------------
                                        10    SHARED DISPOSITIVE POWER
                                              0
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               338,456
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              [ ]
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               10.1%
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
               CO, IN
- --------------------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT


                         AMENDMENT NO. 1 TO SCHEDULE 13D

                   This Amendment No. 1 ("Amendment No. 1") to Schedule 13D is being filed on behalf of Fir Tree, Inc., a New York Corporation, doing business as Fir Tree Partners ("Fir Tree Partners"), and Mr. Jeffrey Tannenbaum ("Mr. Tannenbaum"), the sole shareholder, executive officer, director, and principal, as an amendment to the initial statement on Schedule 13D, relating to shares of Common Stock of TS/F Communications Corporation (the "Issuer"), as filed with the Securities and Exchange Commission on September 25, 1995 (the "Initial Statement").

                   This Amendment No. 1 relates to shares of Common Stock of the Issuer purchased by Fir Tree Partners for the account of the Fir Tree Value Fund, L.P. ("Fir Tree Value Fund"), of which Mr. Tannenbaum is the general partner.

ITEM 1.            SECURITY AND ISSUER

                   Securities acquired: Shares of Common Stock, par value $0.10 per share

                   Issuer:       T/SF Communications Corporation
                                 2407 East Skelly Drive
                                 Tulsa, Oklahoma 74105
                                 Tel. No. (918) 747-2600

ITEM 2.            IDENTITY AND BACKGROUND

                   Fir Tree, Inc., a New York corporation, doing business as Fir Tree Partners, provides investment management services to private individuals and institutions, and is located at 1211 Avenue of the Americas, 29th Floor, New York, NY 10036. Mr. Tannenbaum is the sole shareholder, executive officer, director and principal of Fir Tree Partners. Mr. Tannenbaum's principal occupation is investment management and he is a United States citizen. His business address is Fir Tree Partners, 1211 Avenue of the Americas, 29th Floor, New York, NY 10036. Neither Fir Tree Partners nor Mr. Tannenbaum has been convicted in a criminal proceeding during the last five years. Neither Fir Tree Partners nor Mr. Tannenbaum is and during the past five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.            SOURCE AND AMOUNT OF FUNDS

Fir Tree Partners, through the Fir Tree Value Fund, invested $1,651,050 in shares of Common Stock of the Issuer as described in Item 5 below, for a total investment of $3,460,237 for the Fir Tree Value Fund. The source of these funds was the working capital of the Fir Tree Value Fund.


ITEM 4.            PURPOSE OF THE TRANSACTION

                   Fir Tree Partners and Mr. Tannenbaum acquired shares of Common Stock for portfolio investment purposes, and do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. Fir Tree Partners and Mr. Tannenbaum reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors. Fir Tree Partners may contact the Issuer and/or other shareholders regarding potential strategies to increase shareholder value. Other than as described above, neither Fir Tree Partners nor Mr. Tannenbaum has plans or proposals which would result in any of the following:

                          1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

                          2) any sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

                          3) any change in the present board of directors or managers of the issuer;

                          4)      any material change in the present
                  capitalization or dividend policy of the issuer;

                          5) any other material change in the issuer's business or corporate structure;

                          6)      any  change in the issuer's charter,
                  by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

                          7) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

                          8) causing a class of securities of the issuer to become eligible for termination of registration pursuant to
                  Section 12(g)(4) of the Act; or

                          9) any action similar to any of those enumerated above.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) Fir Tree Partners and Mr. Tannenbaum are beneficial owners of 338,456 shares of Common Stock of the Issuer or 10.1% of the shares outstanding. The 338,456 shares described above are beneficially owned by Fir Tree Partners and Mr. Tannenbaum for the account of the Fir Tree Value Fund.

                  The number of shares beneficially owned by Fir Tree Partners and Mr. Tannenbaum and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of Fir Tree Partners and Mr. Tannenbaum on May 7, 1996 is based on 3,349,985 outstanding shares of Common Stock as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 1995.

                  (b) Fir Tree Partners and Mr. Tannenbaum for the account of the Fir Tree Value Fund have the power to vote and dispose of the shares of Common Stock held for the Fir Tree Value Fund.

                  (c) The transactions in the Issuer's securities by Fir Tree Partners during the last sixty days are listed as Annex A attached hereto and made apart hereof.

                  (d) Not Applicable.

                  (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Not Applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Not Applicable.


                                     ANNEX A


               Bought/                 #        Avg. Price/Share
  Date          Sold       Name      Shares       w/ Commissio           $
- -------        -------     ----      ------     ----------------   -------------
1/16/96         Bought     Total      2,000         13.5500$           27,100.00
1/26/96         Bought     Total      1,000         13.5500$           13,550.00
1/30/96         Bought     Total        100         13.5500$            1,355.00
2/27/96         Bought     Total        500         13.5500$            6,775.00
2/28/96         Bought     Total        900         13.5500$           12,195.00
2/29/96         Bought     Total      1,000         13.5500$           13,550.00
 3/6/96         Bought     Total      3,500         13.5500$           47,425.00
 4/9/96         Bought     Total        500         16.3100$            8,155.00
4/10/96         Bought     Total      3,000         16.2267$           48,680.10
4/12/96         Bought     Total      1,300         16.0600$           20,878.00
4/17/96         Bought     Total        700         16.2386$           11,367.02
4/22/96         Bought     Total      3,000         16.8100$           50,430.00
4/24/96         Bought     Total      5,000         17.0600$           85,300.00
4/29/96         Bought     Total     10,000         17.0600$          170,600.00
 5/7/96         Bought     Total     40,000         17.6850$          707,400.00
=======        =======     =====     ======     ================   =============
TOTAL            Total               72,500                        $1,224,760.12


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   May 7, 1996



                                         Fir Tree, Inc. d/b/a/ Fir Tree Partners

                                 By: /s/ JEFFREY TANNENBAUM
                                         JEFFREY TANNENBAUM, President

                                         JEFFREY TANNENBAUM
                                         --------------------------------
                                         Jeffrey Tannenbaum